UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2021

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐
(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐  No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐ No ☒

 Televisa to Merge its Media, Content and Production Assets with Univision in Landmark Transaction, Creating the Premier Global Spanish-Language Media Company

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Televisa-Univision, the new combined company, creates the global leader in Spanish-language media with the largest library of owned content, coupled with unmatched production capabilities to power its leading television, digital and streaming platforms.

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As the definitive global leader in Spanish-language media, Televisa-Univision will have the operating assets, financial scale and audience reach to accelerate its digital transformation and deliver a differentiated streaming proposition to the underserved global Spanish-language population.

●	Televisa to contribute its content assets for a total value of $4.8 billion, comprised of $3.0 billion in cash, $1.5 billion in Univision equity and $0.3 billion from other sources.

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Transaction partially financed by a new $1 billion Series C preferred investment led by the SoftBank Latin America Fund with participation from Google, The Raine Group and ForgeLight, underscoring confidence in Televisa-Univision’s ability to capture the global Spanish-language streaming opportunity.

NEW YORK, MIAMI AND MEXICO CITY – April 13, 2021 – Grupo Televisa, S.A.B. (“Televisa”), and Univision Holdings, Inc. (together with its wholly owned subsidiary, Univision Communications Inc., “Univision”), today announced a definitive transaction agreement in which Televisa’s content and media assets will be combined with Univision to create the largest Spanish-language media company in the world: Televisa-Univision (the “Company”).

The combination brings together the two leading media businesses in the two largest Spanish-speaking markets in the world: Univision in the United States, the largest Spanish-language media market by value, and Televisa in Mexico, which is the most populous Spanish-language market in the world. The resulting business will hold the largest long-form library of content in the world, a powerful portfolio of IP and global sports rights, fueled by the most prolific Spanish-language production infrastructure. The power and scope of these content assets are unmatched. In 2020, Televisa produced more than 86,000 hours of content across every genre and category, including sports and special events, dramas, newscasts, situation comedies, game shows, reality shows, children’s programs, comedy and variety programs, musical and cultural events, movies and educational programming.

Televisa will also contribute its four free-to-air channels, 27 pay-TV networks channels and stations, its Videocine movie studio and Blim TV subscription video on demand (SVOD) service; and the Televisa trademark. These media assets comprise the definitive market leader in Mexico.

The Company will further benefit from Univision’s market-leading assets in the United States which includes the Univision and UniMás broadcast networks, nine Spanish-language cable networks, 61 television stations and 58 radio stations in major U.S. Hispanic markets and Puerto Rico, and prominent digital assets including its recently launched AVOD streaming service, PrendeTV.

The combined entity will have the content, production capacity, intellectual property, global reach and financial resources to aggressively pursue the relatively nascent global Spanish-language streaming opportunity. The Spanish-language market, which represents around 600 million people globally, and an aggregate GDP of about $7 trillion, is significantly underserved from a streaming perspective relative to other major markets. Less than 10% of the Spanish speaking population currently use an OTT video product, compared with the English language market where nearly 70% of the population has at least one streaming service.

“This strategic combination generates significant value for shareholders of both companies and will allow us to more efficiently reach all Spanish-language audiences with more of our programming,” said Emilio Azcárraga, Executive Chairman of the Televisa Board of Directors. “Together, Televisa-Univision can more aggressively pursue innovation and growth through digital platforms as the industry continues to evolve. Our new investors at the SoftBank Latin America Fund, Google and The Raine Group are just as excited about the opportunities presented by this combination.”

“This transformative combination brings together the leading network serving U.S. Spanish-language audiences with the leading media platform in Mexico powered by the most powerful Spanish-language content engine in the world,” said Univision CEO Wade Davis. “Televisa-Univision will emerge as the leading global Spanish-language multi-media company, uniquely positioned to capture the significant market opportunity for Spanish speakers worldwide.”

Davis continued, “The composition of our new investor group reflects confidence in our strategy, the progress of our digital transformation and the magnitude of the opportunity ahead of us. I would like to thank Chairman Emilio Azcárraga for his confidence in us, to continue as partners growing the incredible company he and his family have built. I would also like to thank Televisa Co-CEOs Alfonso de Angoitia and Bernardo Gómez for their continued support and partnership as we work together to provide our audience with even more access to even more powerful, compelling and engaging Spanish-language content, however they choose to access it.”

“We have been deeply involved with Univision for more than two decades, and we have never enjoyed a better relationship with our partners,” said Bernardo Gómez and Alfonso de Angoitia, Televisa’s Co-Chief Executive Officers. “We are creating a company which is a leader across multi-media categories, unified over the largest territories and with the scale and focus to deliver the most compelling content experience to Spanish-language consumers around the world. We are confident that this strategic transaction will maximize the potential of our Content segment, while allowing us to strengthen our balance sheet and focus on growth opportunities at our Telecom business.”

“The SoftBank Latin America Fund is proud to invest in the combination of Televisa-Univision to help create a content powerhouse that can serve the nearly 600 million Spanish-language speakers globally. With the largest and most iconic original Spanish content library in the world and access to SoftBank’s global tech ecosystem, we will help transform the new company into the leading Spanish-language multi-platform digital media company and one of the most important OTT service providers in the world,” said Marcelo Claure, Chief Executive Officer of SoftBank Group International and board member of Univision.

Terms of the Transaction

Televisa will continue to capture the upside from the significant growth potential of the Company by remaining the largest shareholder in Televisa-Univision with an equity stake of approximately 45%. As a part of the agreement, Televisa will retain ownership of izzi Telecom, Sky, and other businesses, as well as the main real estate associated with the production facilities, the broadcasting licenses and transmission infrastructure in Mexico.

Televisa’s content assets will be contributed for approximately $4.8 billion. Under the terms of the agreement, Univision will pay $3.0 billion in cash, $750 million in Univision common equity and $750 million in Series B preferred equity, with an annual dividend of 5.5%. The balance is derived from other commercial considerations. The combination will be financed through $1.0 billion of new Series C preferred equity investment led by the SoftBank Latin American Fund (“SoftBank”), along with current Univision investor ForgeLight LLC, with participation from Google and The Raine Group; and $2.1 billion of debt commitments arranged by J.P. Morgan.

News content production for Mexico will be outsourced from a company owned by The Azcárraga family to guarantee that news content remains in Mexican hands and is produced in Mexico. Televisa-Univision will retain all assets, IP and library related to Televisa’s News division.

The transaction is expected to close in 2021, subject to customary closing conditions, including receipt of regulatory approvals in the United States and Mexico, and Televisa shareholder approval. The Board of Directors of both Televisa and Univision have already approved the combination.

Management and Board

Univision CEO Wade Davis will lead the combined company, Alfonso de Angoitia will serve as Executive Chairman of the Televisa-Univision Board of Directors and Marcelo Claure, CEO of SoftBank International will become Vice Chairman of the Board. The Company’s Board will have 13 directors, including five appointed by Televisa, three by Searchlight and ForgeLight, two by the Series C shareholders and three independent directors. At closing, the board will be Emilio Fernando Azcárraga Jean, Bernardo Gómez Martínez, Alfonso de Angoitia Noriega, Marcelo Claure, Michel Combes, Gisel Ruiz, Oscar Muñoz, Maria Cristina “MC” Gonzalez Noguera, Wade Davis, Eric Zinterhofer, Jeff Sine and two additional Televisa appointees.

After closing, content production and operations in Mexico will continue to be led by Emilio Azcárraga, Chairman of the Televisa Board of Directors, and Bernardo Gómez and Alfonso de Angoitia, Televisa’s Co-Chief Executive Officers, during a transition period to ensure a smooth and successful integration.

Strong Financial Profile

As a result of the significant equity infusion and enhanced profitability of the Company, Televisa-Univision’s net debt leverage ratio is expected to decline by over 2.0x to approximately 5.0x, when accounting for run-rate revenue and cost synergies of $200 to $300 million. Televisa-Univision’s differentiated market proposition and cost structure allow for premium top line pricing with efficient content costs as most of the production will take place in Mexico where the Company has substantial high quality production studios in an ideal market to source premium content. This creates a powerful margin profile unlike any other media company, including run-rate synergies, EBITDA margin is expected to be close to 45%. The combined financial strength will allow the Company to invest in the anticipated launch of its global streaming platform, which is expected in early 2022.

Grupo Televisa Post-Transaction

Post-transaction, Televisa will keep developing and expanding its industry-leading Telecom business in Mexico, offering best-in-class high-speed internet access and providing high-quality programming as a content aggregator. Televisa will use the proceeds received from Univision primarily to pay down debt, while continuing to pursue growth opportunities and strengthen its leading position through ongoing investments at its core businesses. As a result, Televisa’s net debt leverage ratio will decline to below 2.0x and its U.S. dollar-denominated assets and liabilities will be matched. After the transaction closes, Televisa will no longer consolidate financials of its Content segment.

Advisors

Guggenheim Securities and J.P. Morgan are acting as financial advisors to Univision; and Paul, Weiss, Rifkind, Wharton & Garrison LLP; Sidley Austin LLP; and Covington & Burling LLP are serving as legal counsel to Univision.

Allen & Company is acting as financial advisor to Televisa. Wachtell Lipton, Rosen & Katz; and Mijares, Angoitia, Cortés y Fuentes, S.C. are providing legal counsel. Pillsbury Winthrop Shaw Pittman LLP is serving as regulatory counsel. LionTree Advisors LLC rendered a fairness opinion to the Board of Directors of Televisa.

Cleary Gottlieb Steen & Hamilton LLP served as legal counsel to the SoftBank Latin America Fund.

Pillsbury Winthrop Shaw Pittman LLP served as legal counsel to The Raine Group.

Conference Call Details

A conference call to discuss the combination will be held tomorrow, April 14, 2021 at 9:00 a.m. CDT / 10:00 a.m. EDT. Participants include: Televisa Co-CEO Alfonso de Angoitia and Univision CEO Wade Davis.

Conference ID #: 5773356
From the U.S.: +1 (833) 353-0403
International callers: +1 (630) 652-5765
From Mexico: 800 926 9147

The teleconference will be rebroadcast starting at 12:00 p.m. CDT on April 14 and will end at 11:00 p.m. on April 28. Rebroadcast dial in number: +1 (404) 537-3406

About Televisa
Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 70 countries through 25 pay-tv brands, television networks, cable operators and over-the-top or “O.T.T.” services. In the United States, Televisa’s audiovisual content is distributed through Univision Communications Inc. (“Univision”), a leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa currently has equity representing approximately 36% on a fully-diluted basis of the equity capital in Univision Holdings, Inc., the controlling Company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, feature-film production and distribution, and gaming.

About Univision Communications Inc.
As the leading Spanish-language content and media company in the U.S., Univision Communications Inc. entertains, informs and empowers U.S. Hispanics with news, sports and entertainment content across broadcast and cable television, audio and digital platforms. The company’s top-rated media portfolio includes the Univision and UniMás broadcast networks, as well as 10 cable networks including Galavisión and TUDN, the No. 1 Spanish-language sports network in the country. Locally, Univision owns or operates 61 television stations in major Hispanic markets across the United States. Additionally, Uforia, the Home of Latin Music, encompasses 58 owned or operated radio stations, a live event series and a robust digital audio footprint. The company’s prominent digital assets include Univision.com, free AVOD streaming service PrendeTV, Univision Now, the largest Hispanic influencer network and several top-rated apps. For more information, visit corporate.univision.com

About The Raine Group
The Raine Group is a global merchant bank focused exclusively on technology, media, and telecommunications. The firm has offices in New York, San Francisco, Los Angeles, London, Shanghai, and Mumbai. With a global reach, Raine focuses on investment and advisory opportunities where its deep industry experience and unique network of strategic relationships can create value for portfolio companies and clients. For more information, visit www.raine.com.

About ForgeLight
ForgeLight was founded in 2019 by Wade Davis and is an operating and investment company focused on the media and consumer technology sectors. ForgeLight directly operates or provides dedicated operating support to its companies. ForgeLight's investors include a blue-chip group of leading institutional investors and strategic partners.

Forward-Looking Statements
This press release contains forward-looking statements based on the current expectations of ForgeLight LLC, Grupo Televisa, S.A.B., The Raine Group LLC, SoftBank Group Corp. and Univision Holdings, Inc. Words such as “believe”, “anticipate”, “plan”, “expect”, “intend”, “seek”, “potential”, “target”, “estimate”, “project”, “predict”, “forecast”, “guideline”, “may”, “should”, “could”, “will” and similar words and expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying these statements. Actual future events or results could differ materially from these statements, for reasons including but not limited to: economic and political developments and conditions; uncertainty in global financial markets; the impact of the COVID-19 pandemic; changes in inflation rates; changes in interest rates; the impact of existing laws and regulations, changes thereto or the imposition of new laws and regulations affecting our businesses, activities and investments; changes in customer demand; and effects of competition. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. ForgeLight LLC, Grupo Televisa, S.A.B., The Raine Group LLC, SoftBank Group Corp. and Univision Holdings, Inc. undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Media and Investor Contacts

Univision
Investor Contact
Bob Entwistle
(201) 287-4304
rentwistle@univision.net

Media Contacts
Beatriz Pedrosa Guanche / Yvette Pacheco
(305) 724-8296 / (347) 514-4141
bpedrosaguanche@univision.net / ypacheco@univision.net

Televisa
Investor Contacts
Rodrigo Villanueva / Santiago Casado
(52 55) 5261 2445 / (52 55) 5261 2438
rvillanuevab@televisa.com.mx / scasado@televisa.com.mx

Media Contacts
Rubén Acosta / Teresa Villa
(52 55) 5224-6420 / (52 55) 4438-1205
racostamo@televisa.com.mx / atvillas@televisa.com.mx

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: April 15, 2021	By	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel